Filed pursuant to Rule 433

August 12, 2024

Relating to

Preliminary Prospectus Supplement dated August 12, 2024

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583-01

Piedmont Natural Gas Company, Inc.

$375,000,000 5.10% Senior Notes due 2035

Pricing Term Sheet

Issuer:	Piedmont Natural Gas Company, Inc. (the “Issuer”)
Trade Date:	August 12, 2024
Settlement Date:	August 14, 2024; T+2
Security Description:	5.10% Senior Notes due 2035 (the “Notes”)
Expected Ratings (Moody’s/S&P)*:	A3 (Stable) / BBB+ (Stable)
Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2025
Principal Amount:	$375,000,000
Maturity Date:	February 15, 2035
Price to the Public:	99.943% per Note, plus accrued interest, if any, from August 14, 2024
Coupon:	5.10%
Benchmark Treasury:	3.875% due August 15, 2034
Benchmark Treasury Yield:	3.907%
Spread to Benchmark Treasury:	+120 bps
Yield to Maturity:	5.107%

Redemption Provisions/ Make-Whole Call:	Prior to November 15, 2034 (the date that is three months prior to the maturity date of the Notes (the “Par Call Date”)), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the Notes being redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.
Par Call:	On or after the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.
CUSIP / ISIN:	720186 AR6 / US720186AR65
Joint Book-Running Managers:	BNP Paribas Securities Corp. TD Securities (USA) LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Regions Securities LLC Academy Securities, Inc. Cabrera Capital Markets LLC

* Note: Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, TD Securities (USA) LLC toll-free at (855) 495-9846, Truist Securities, Inc. toll-

free at (800) 685-4786 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

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